DC

No Act
PE 11-25-02
1-03610

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2002

Brenda A. Hart
Chief Securities/Finance Counsel
and Assistant Secretary
Alcoa Inc.
390 Park Avenue
New York, NY 10022-4608

Act 1934
Section
Rule 14A-8
Public Availability 12/23/2002

Re: Alcoa Inc.
Incoming letter dated November 25, 2002

Dear Ms. Hart:

This is in response to your letter dated November 25, 2002 concerning the shareholder proposal submitted to Alcoa by Pierce Ferriter. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

02068211

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Pierce Ferriter
1160 Park Avenue
New York, NY 10128

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

ALCOA

Alcoa

390 Park Avenue
New York, NY 10022-4608 USA
Tel: 1 212 836 2600
Fax: 1 212 836 2818

Direct Dial: 212 836 2656
Fax: 212 836 2807

November 25, 2002

RECEIVED
2002 NOV 26 PM 3:08
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D. C. 20549

Re: Alcoa Inc.
Letter Submitted by Pierce Ferriter
Omission of Shareholder Proposal under Rule 14a-8

Ladies and Gentlemen:

Alcoa Inc., a Pennsylvania corporation (the "Company"), has received a letter from Pierce Ferriter (the "Proponent") concerning the nomination of Roland R. Rizzi to the Company's Board of Directors at the 2003 annual meeting of shareholders and enclosing biographical data and a photograph of Dr. Rizzi (the "Proposal"). The Proposal, with its inclusion of the photograph of the proposed nominee, appears to be intended for inclusion in the Company's proxy statement and form of proxy relating to its 2003 annual meeting of shareholders (the "Proxy Materials").

The Company is filing this letter and the Proposal to the extent it is required under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended. The Company respectfully requests the confirmation of the Staff of the Office of Chief Counsel in the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Materials in reliance on Rule 14a-8(i)(8) as discussed below.

In accordance with Rule 14a-8(j)(2), enclosed are six copies of this letter and the Proposal. A copy of this letter is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from the Proxy Materials.

In accordance with Rule 14a-8(j), this letter is being submitted not fewer than 80 days before the Company files its definitive Proxy Materials with the Commission.

THE PROPOSAL

The Company received a letter dated June 6, 2002 from the Proponent, which reads as follows:

I, Pierce Ferriter of 1160 Park Avenue, New York, New York 10128, as a holder of record of Alcoa stock entitled to vote at the 2003 annual meeting and intending to do so by proxy, wish to nominate Roland R. Rizzi for the Board of Directors. I have no arrangements or understandings with such nominee or any other person pursuant to this nomination. I have included on a separate attachment information regarding Dr. Rizzi and a recent photograph. If any additional materials are necessary, please contact Dr. Rizzi or myself. The nominee is aware of this information and has consented to serve if so elected.

Biographical data and a photograph of Dr. Rizzi were attached to the June 6, 2002 letter. A complete copy of the Proposal is attached as Exhibit A.

Subsequently, the Company received a letter dated August 28, 2002 from Roland R. Rizzi (copy attached as Exhibit B), confirming Dr. Rizzi's understanding that Dr. Ferriter "has nominated me for a position on the Board of Directors" of the Company. By letter dated November 18, 2002 (copy attached as Exhibit C), the Company requested additional information and clarification from the Proponent regarding the Proposal.

Copies of all no-action letters cited by the Company are attached as Exhibit D.

REASON FOR EXCLUDING THE PROPOSAL

Rule 14a-8(i)(8)

Rule 14a-8(i)(8) allows the exclusion of a shareholder proposal if it "relates to an election for membership on the company's board of directors or analogous governing body." The Commission has stated that the "principal purpose of the provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11, are applicable thereto." Release No. 34-12598 (July 7, 1976).

The Commission acknowledged in connection with the comprehensive revisions to the proxy rules in 1992 that "[p]roposals to require the company to include shareholder nominees in the company's proxy statement would represent a substantial change in the Commission's proxy rules." Release No. 34-31326 (October 16, 1992).

The Proposal nominates an individual, other than those nominated by the Company in its Proxy Materials, for election to the Company's Board of Directors. The Staff consistently has taken the position that proposals relating to the election of a board of directors are excludable pursuant to Rule 14a-8(i)(8). See CET Environmental Services, Inc. (March 21, 2002) (shareholder submission calling for the nomination of someone other than a nominee of the company excludable); Exabyte Corporation (January 23, 2002) (shareholder submission nominating the proponent for membership on the company's board of directors excludable); NetCurrents, Inc. (April 25, 2001) (shareholder proposal seeking to place two individuals on the company's board of directors excludable); Baldor Electric Company (March 10, 2000) (shareholder correspondence expressing shareholder's desire that his name be added to the company's slate of nominees for election as a director excludable); C-Phone Corporation (June 1, 1999) (shareholder submission relating to nominating a specific individual for director other than a nominee of the Company excludable); Datron Systems Incorporated (March 29, 1999) (request that shareholder's slate of nominees be included in the company's proxy materials excludable); and Interim Services Inc. (December 15, 1998) (shareholder proposal nominating himself for election to the company's board excludable).

CONCLUSION

Based upon the foregoing, the Company respectfully requests that the Staff concur with its view that, to the extent the Proposal is or may be deemed to be a shareholder proposal involving a Rule 14a-8 issue, it may properly exclude the Proposal from its Proxy Materials under Rule 14a-8(i)(8).

Please direct any questions or comments regarding this request to the undersigned at Alcoa Inc., 390 Park Avenue, New York, New York 10022 (telephone 212-836-2656; fax 212-836-2807).

Thank you for your consideration.

Sincerely,

Brenda Hart

Brenda A. Hart
Chief Securities/Finance Counsel
and Assistant Secretary

Enclosures

cc: Pierce Ferriter (with enclosures)
1160 Park Avenue
New York, New York 10128

EXHIBIT A

[THE PROPOSAL]

PIERCE FERRITER

June 6, 2002

Secretary's Office
Alcoa
201 Isabella Street
Pittsburgh, PA 15212-5858
Attn. Janet Duderstadt

Dear Ms. Duderstadt:

I, Pierce Ferriter of 1160 Park Avenue, New York, New York 10128, as a holder of record of Alcoa stock entitled to vote at the 2003 annual meeting and intending to do so by proxy, wish to nominate Roland R. Rizzi for the Board of Directors. I have no arrangements or understandings with such nominee or any other person pursuant to this nomination. I have included on a separate attachment information regarding Dr. Rizzi and a recent photograph. If any additional materials are necessary, please contact Dr. Rizzi or myself. The nominee is aware of this nomination and has consented to serve if so elected.

Sincerely,

Pierce Ferriter

1160 PARK AVENUE • NEW YORK, NY • 10128



Roland R. Rizzi

32 Johnson Place
Rye, NY 10580

914-381-1124

Age 41

Occupation: Physician and CEO

Recent Business Experience: Dr. Rizzi is the Treasurer and member of the Board of Directors of Lenox Hill Anesthesiology, PLLC. He is also the CEO and one of the founders of ORDoc.com Incorporated. Dr. Rizzi currently sits on several committees of national and regional scientific organizations related to government, legal, and economic affairs. He is a business consultant to the Travel Connections, Incorporated.

Other Directorships: Lenox Hill Anesthesiology, PLLC
ORDoc.com, Incorporated

Shares: 250

EXHIBIT B

[LETTER DATED AUGUST 28, 2002 FROM ROLAND R. RIZZI]

ROLAND R. RIZZI

August 28, 2002

Secretary's Office
Alcoa
201 Isabella Street
Pittsburgh, PA 15212-5858
Attn. Janet Duderstadt

Dear Ms. Duderstadt:

I understand that Dr. Pierce Ferriter of 1160 Park Avenue, New York, New York 10128, has nominated me for a position on the Board of Directors of Alcoa. I wish for you to confirm to Dr. Ferriter and myself that all is in order for the next annual meeting and that no additional information is necessary. If any additional materials are required, please contact me immediately. Thank you.

Sincerely,

Roland R Rizzi

Roland R. Rizzi

32 JOHNSON PLACE • RYE, NY • 10580

EXHIBIT C

[LETTER DATED NOVEMBER 28, 2002 FROM
THE COMPANY TO THE PROPONENT]

F

ALCOA

Alcoa

390 Park Avenue
New York, NY 10022-4608 USA
Tel: 1 212 836 2600
Fax: 1 212 836 2818

Direct Dial: 212 836 2656
Fax: 212 836 2807

November 18, 2002

By UPS

Pierce Ferriter
1160 Park Avenue
New York, New York 10128

Dear Dr. Ferriter:

This is in reference to your letter dated June 6, 2002 notifying Alcoa's Secretary that you wish to nominate Roland R. Rizzi for election as a director of Alcoa at the 2003 annual meeting of shareholders. We are writing to request additional information and clarification regarding your letter.

A. For you to be eligible to nominate Dr. Rizzi for election as a director from the floor of the 2003 annual meeting, you must provide a written notice that fully complies with the nomination procedures set forth in Article Eighth, Section A(3) of Alcoa's Articles (extract enclosed). Based on our review of your June 6, 2002 letter and its attachments, and the supplemental letter dated August 28, 2002 from Dr. Rizzi, the following additional information is required:

1. Clause (b) of Article Eighth, Section A(3): In your June 6, 2002 letter, you represent that you are a holder of record of Alcoa stock entitled to vote at the 2003 annual meeting. Alcoa's stock transfer agent and registrar, Equiserve Trust Company, N.A., has checked its records and advised that your name does not appear on its records as a registered holder of Alcoa common stock. We request that you provide verification of your ownership of Alcoa common stock by submitting a written statement from the record holder of your shares (usually a broker or bank) verifying that you are a holder of Alcoa common stock.

2. Clause (b) of Article Eighth, Section A(3): Your notice must include a representation that you intend to appear in person or by proxy at the 2003 annual meeting to nominate Dr. Rizzi.

3. Clause (d) of Article Eighth, Section A(3): Your notice must provide such other information regarding Dr. Rizzi as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission. Please provide, or confirm that your June 6, 2002 letter provided,

all required information to satisfy this requirement. We note that the rules applicable to proxy statements are complicated. If you have not already done so, you may wish to consult with qualified counsel to advise you on this matter.

4. Clause (e) of Article Eighth, Section A(3): The consent of Dr. Rizzi to serve as a director of Alcoa, if elected, must be provided. Dr. Rizzi's consent appears to be implied in his letter dated August 28, 2002 although it is not expressly stated. We request that it be provided as required by Alcoa's Articles.

B. If your letter was intended as a shareholder proposal or request to Alcoa to include the nomination of Dr. Rizzi, together with his biographical data and photograph, in Alcoa's proxy materials for the 2003 annual meeting, please advise so that we may respond as appropriate.

Thank you for your interest in Alcoa.

Sincerely,

Brenda Hart

Brenda A. Hart
Assistant Secretary

Enclosure

cc: Roland R. Rizzi
32 Johnson Place
Rye, New York 10580

ALCOA INC.

ARTICLES

(As amended May 2000)

[Extract of Article Eighth, Section A(3)]

(3) Nominations for the election of directors at an annual meeting of the shareholders may be made by the Board of Directors or a committee appointed by the Board of Directors or by any shareholder entitled to vote in the election of directors at the meeting. Shareholders entitled to vote in such election may nominate one or more persons for election as directors only if written notice of such shareholder's intent to make such nomination or nominations has been given either by personal delivery or by United States mail, postage prepaid, to the Secretary of the Company not later than ninety days prior to the anniversary date of the immediately preceding annual meeting. Such notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination and of the persons or person to be nominated; (b) a representation that the shareholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (d) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission as then in effect; and (e) the consent of each nominee to serve as a director of the Company if so elected. The presiding officer of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

EXHBIT D

[COPIES OF NO-ACTION LETTERS CITED BY THE COMPANY]

(SEC No-Action Letter)

*1 CET Environmental Services, Inc.
Publicly Available March 21, 2002

LETTER TO SEC

January 17, 2002

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: CET Environmental Services, Inc.

Shareholder Proposal of Ross C. Gordon

Securities Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

We are securities counsel to CET Environmental Services, Inc. (the "Company"). On behalf of the Company, this letter is to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials") the enclosed shareholder proposal.

Background

On or about November 14, 2001, the Company received the enclosed shareholder proposal from Ross C. Gordon. Mr. Gordon's shareholder proposal is for the nomination of Ross C. Gordon for election to the Company's Board of Directors. Pursuant to Rule 14a-8(i)(8) under the Securities Act of 1934 (the "Exchange Act"), the Company is not required to include the proposal in the 2002 Proxy Materials for the 2002 Annual Meeting, which has not yet been scheduled but which is expected to be held in late May 2002. As a result, in accordance with Rule 14a-8(i)(8), the Company intends to omit the proposal from its proxy materials which are expected to be mailed to shareholder in late April 2002.

Rule 14a-8(i)(8)

Rule 14a-8(i)(8) allows the exclusion of a shareholder proposal if it "relates to an election for membership on the company's board of directors or analogous governing body." The Commission has stated that "the principal purpose of this provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11, are applicable

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thereto." Release No. 34-125498 (July 7, 1976).

The Commission acknowledged in connection with the comprehensive revisions to the proxy rules in 1992 that "[p]roposals to require the company to include shareholder nominees in the company's proxy statement would represent a substantial change in the Commission's proxy rules." Release No. 34-31326 (Oct. 16, 1992).

The present shareholder proposal, in calling for the nomination of Mr. Gordon for election as a director, clearly relates to "an election for membership on the company's board of directors." Accordingly, under Rule 14a-8(i)(8), we are of the opinion that the proposal may be excluded from the 2002 Proxy Materials.

Based upon the foregoing, on behalf of the Company, we respectfully request that the Division of Corporation Finance confirm that it will not recommend any enforcement action to the Commission if the Company excludes the shareholder proposal from its 2002 Proxy Materials in reliance on Rule 14a-8(i)(8) under the Exchange Act.

*2 In accordance with Rule 14a-8(j) of the Exchange Act, five additional copies of this letter and the related documents, including the shareholder proposal, have been enclosed herewith. In addition, one additional copy as been enclosed. Please date stamp the additional receipt copy and return it in the enclosed self-addressed envelope.

Pursuant to Rule 14a-8(j), we are providing a copy of this submission to Mr. Gordon.

Please call the undersigned if you have any questions concerning this matter or any of the enclosed materials.

Sincerely,
James P. Beck

KRYS BOYLE FREEDMAN & SAWYER, P.C.

Suite 2700 South Tower

600 Seventeenth Street

Denver, Colorado 80202-5427

Telephone (303) 893-2300

SEC LETTER

1934 Act / s -- / Rule 14A-8

March 21, 2002

Publicly Available March 21, 2002

Re: CET Environmental Services, Inc.

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Incoming letter dated January 17, 2002

The submission nominates the proponent for membership on CET Environmental Services' board of directors.

It is unclear whether the submission involves only a rule 14a-8 issue, or, also questions regarding nomination procedures, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that CET Environmental Services may exclude it under rule 14a-8(i)(8) as relating to an election to CET Environmental Services' board of directors, and we will not recommend enforcement action to the Commission if CET Environmental Services omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). To the extent the submission involves a question of CET Environmental Services' nomination procedures, rule 14a-8 would not be implicated.

Sincerely,

Jonathan Ingram

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

***3** It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's

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proxy material.

Securities and Exchange Commission (S.E.C.)

2002 WL 664055 (S.E.C. No - Action Letter)

END OF DOCUMENT

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(SEC No-Action Letter)

***1** Exabyte Corporation
Publicly Available January 23, 2002

LETTER TO SEC

January 4, 2002

U.S. SECURITIES AND EXCHANGE COMMISSION

450 5TH ST., N.W.

JUDICIARY PLAZA

WASHINGTON, D.C. 20549

Re: Exabyte Corporation (SEC Reg. No. 0-18033)

Ladies and Gentlemen:
Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), enclosed are six copies of a shareholder proposal (the "Proposal") submitted by Mr. Jeffrey A. Secrest (the "Shareholder"), a shareholder of Exabyte Corporation. The Proposal requests that Mr. Secrest be included as a nominee on the list of nominees for election to the Board of Directors of Exabyte Corporation (the "Company") at the 2002 Annual Meeting of Shareholders. Also enclosed are five additional copies of this letter, which contains the Company's explanation of why it believes it may exclude the Proposal from its proxy statement.

The Shareholder's Proposal requests that the Shareholder be added as a nominee to the list of nominees for election to the Company's board of directors at the 2002 Annual Meeting of Shareholders. The Company believes this proposal may properly be excluded from its proxy statement under two rules: (1) Rule 14a- 8(i)(8) of the Act, which allows exclusion of shareholder proposals that relate to election for membership on the Company's board of directors [FN1]; and (2) Rule 14a-8(i)(4) of the Act, which allows exclusion of shareholder proposals designed to result in a benefit to the shareholder, or to further a shareholder's personal interest, which is not shared by the other shareholders at large. Accordingly, the Company intends to exclude the Proposal from its proxy statement.

FN1. See Plasma-Therm, Inc., SEC No-Action Letter (March 3, 1999) and Storage Technology Corp., SEC No-Action Letter (March 11, 1998).

End of Footnote(s).

The Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Securities and Exchange Commission if the Proposal is omitted from the Company's proxy statement.

Please direct any questions regarding this letter or the Proposal to me at the address listed above. Thank you.

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Sincerely,
Stephen F. Smith

Vice President, General Counsel and Secretary

EXABYTE CORPORATION

1685 38th Street • Boulder, Colorado 80301 • Phone 303.442.4333

SEC LETTER

1934 Act / s -- / Rule 14A-8

January 23, 2001

Publicly Available January 23, 2002

Re: Exabyte Corporation

Incoming letter dated January 4, 2002

The submission nominates the proponent for membership on Exabyte's board of directors.

It is unclear whether the submission involves only a rule 14a-8 issue, or, also questions regarding nomination procedures, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Exabyte may exclude it under rule 14a-8(i)(8) as relating to an election to Exabyte's board of directors, and wewill not recommend enforcement action to the Commission if Exabyte omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). To the extent the submission involves a question of Exabyte's nomination procedures, rule 14a- 8 would not be implicated. In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Exabyte relies.

***2** Sincerely,

Keir Devon Gumbs

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be

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appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2002 WL 253881 (S.E.C. No - Action Letter)

END OF DOCUMENT

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(SEC No-Action Letter)

*1 NetCurrents, Inc.
Publicly Available April 25, 2001

LETTER TO SEC

April 16, 2001

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Netcurrents, Inc. Shareholder Proposal for John C. Holtorf

Ladies and Gentlemen:
Our firm serves as counsel for NetCurrents, Inc., a Delaware corporation ("NetCurrents" or the "Company"). We are submitting this letter on behalf of NetCurrents, which has received a shareholder proposal (the "Proposal") from John C. Holtorf, Jr. (the "Proponent") which appears to be intended for inclusion in NetCurrents' proxy statement and form of proxy (collectively, the ""Proxy Materials") for the Company's 2001 Annual Meeting of Stockholders (the ""2001 Annual Meeting").

The Company respectfully requests the Staff of the Division of Corporation Finance (the "Staff") to confirm that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal from the Proxy Materials. It is the Company's position that the Proposal may be properly omitted from the Proxy Materials on the grounds discussed below.

Pursuant to Rule 14a-8(j) of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, enclosed are six copies of: this statement and the Proponent's email submitting the Proposal. A copy of this letter and related documents are being mailed concurrently to the Proponent to advise him of NetCurrents' intention to omit the Proposal from its Proxy Materials.

THE PROPOSAL

On March 30, 2001, NetCurrents received a proposal from the Proponent, which read as follows:
ACCORDING TO YOUR PRESS RELEASE I AM SUBMITTING MY SHAREHOLDERS'S PROPOSAL:
RESOLVED THAT VICTOR HOLTORF AND JAMES CERNA BE PLACED ON THE BOARD OF NETCURRENTS AT THE SHAREHOLDER'S MEETING MAY 17, 2001.

REASONS FOR EXCLUDING THE PROPOSAL

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Pursuant to Rule 14a-8(i)(8): The Proposal directly relates to an election for membership on the Company's Board of Directors.

Rule 14a-8(i)(8) permits the Company to exclude the Proposal from its Proxy Materials if the Proposal "relates to an election for membership on the company's board of directors or analogous governing body."

The Proposal requests that two individuals, other than those nominated by the Company in the Proxy Materials, be placed on the Company's Board of Directors. The Staff consistently has taken the position that proposals relating to the election of a board of directors are excludable pursuant to Rule 14a- 8(i)(8). See C-Phone Corp., SEC No-Action Letter (June 1, 1999), 1999 WL 350039 (shareholder proposals nominating someone other than a nominee of the Company as a director was excluded); Datron Systems Inc., SEC No-Action Letter (Mar. 29, 1999), 1999 WL 17946 (request that shareholder's slate of nominees be included in the company's proxy material excluded under Rule 14a- 8(i)(8)); Interim Services Inc., SEC No-Action Letter (Dec. 15, 1998), 1998 WL 879567 (shareholder proposal nominating himself for an election to the company's board was excluded); Bull & Bear U.S. Government Securities Fund, Inc., SEC No-Action Letter (July 16, 1998), 1998 WL 404762 (stockholder proposal nominating a specific individual for election to the company's board of directors excluded).

*2 Accordingly, based on Rule 14a-8(i)(8), the Company intends to exclude the Proposal. We respectfully request a response from the Division of Corporate Finance that it will not recommend enforcement action to the Commission if the Company omits the Proposal from the Proxy Materials.

Please acknowledge receipt of this letter by date-stamping and returning the additional copy of this letter in the enclosed, self-addressed envelope. If you have any questions or if the Staff is unable to concur with the Company's conclusions without additional information or discussion, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at 310-728-3289.

Sincerely,
Afshin Hakim

AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.

2029 Century Park East

Suite 2600

Los Angeles, California 90067

(310) 229-1000

SEC LETTER

1934 Act / s -- / Rule 14A-8

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April 25, 2001

Publicly Available April 25, 2001

Re: NetCurrents, Inc.

Incoming letter dated April 16, 2001

The proposal seeks to place two individuals on NetCurrents' board of directors.

It is unclear whether the submission involves only a rule 14a-8 issue or, also questions regarding nomination procedures, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that NetCurrents may exclude it under rule 14a- 8(i)(8) as relating to an election to NetCurrents' board of directors, and we will not recommend enforcement action to the Commission if NetCurrents omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). To the extent the submission involves a question of NetCurrents' nomination procedures, rule 14a-8 would not be implicated.

Sincerely,

Jonathan Ingram

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

***3** It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a

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company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2001 WL 435670 (S.E.C. No - Action Letter)

END OF DOCUMENT

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(SEC No-Action Letter)

*1 Baldor Electric Company
Publicly Available March 10, 2000

LETTER TO SEC

December 30, 1999

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Baldor Electric Company

Dear Sir/Ms:

This letter is submitted on behalf of Baldor Electrical Company, a Missouri corporation (the "Company"), pursuant to Rule 14a8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Baldor has received two letters from Mr. Paul G. Hendrickson, who alleges that he is a shareholder of the Company. The letters express Mr. Hendrickson's desire that his name be added to the Company's slate of nominees for election as a director, presumably at the Company's 2000 Annual Meeting of shareholders. Copies of the Mr. Hendrickson's letters are attached to this letter.

Mr. Hendrickson has not strictly complied with the procedural requirements for nominating an individual to the Board of Directors as set forth in the Company's Bylaws. Nevertheless, the Company's Nominating Committee will consider all nominations for the 2000 Annual Meeting, including Mr. Hendrickson's, at its next meeting in January 2000. At that time, the Nominating Committee will determine their recommendation for the slate of nominees for election at the 2000 Annual Meeting.

The recommendation of the Nominating Committee will be presented to and approved by the entire Board at their next meeting in February 2000. If the Nominating Committee recommends Mr. Hendrickson and if the full Board should nominate Mr. Hendrickson as a nominee for election as a director, his name will appear in the Company's proxy materials prepared in connection with the 2000 Annual Meeting. If the Nominating Committee does not recommend Mr. Hendrickson as a nominee for election as a director, his name will not appear in the Company's proxy materials prepared in connection with the 2000 Annual Meeting.

To the extent that Mr. Hendrickson's correspondence is or may be deemed to represent a shareholder proposal, the Company intends to omit the proposal from the 2000 Annual Meeting proxy materials unless he is one of the Board's nominees.

Concurrently with the filing of this letter with the Securities and Exchange Commission, the Company is sending a copy of this letter to Mr. Hendrickson, as

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required by Rule 14a8(j) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act).

The Company respectfully requests the concurrence of the Staff of the Division of Corporate Finance (the "Staff") that no enforcement action will be recommended to the Commission if the Company omits Mr. Hendrickson's proposal from its 2000 Annual Meeting proxy materials if he is not one of the Board's nominees.

The Company's shares of Common Stock are registered under Section 12(b) of the Exchange Act and are publicly traded over the New York Stock Exchange (the ""NYSE"). The Company's Board of Directors is currently comprised of 9 directors. The Board is staggered, such that three directors are elected at each annual meeting of shareholders.

***2** Rule 14a-8(i)(8) of the Exchange Act provides that a company may exclude a shareholder proposal from its proxy materials [i]f the proposal relates to an election for membership on the company's board of directors or analogous governing body. Mr. Hendrickson's proposal consists solely of a proposal for the nomination of Mr. Hendrickson for election to the Company's Board of Directors. Such a proposal is expressly prohibited by the terms of Rule 14a-8(i)(8).

Based on Rule 14a-8(i)(8), the Company believes that it may exclude Mr. Hendrickson's proposal from the Company's 2000 Annual Meeting proxy materials. The Company believes that this conclusion is consistent with the Staff's comments on Rule 14a-8(i)(8) and its predecessor, Rule 14a-8(c)(8). In both Datron Systems Incorporated (publicly available March 29, 1999) and Interim Services Inc. (publicly available December 15, 1998), the Staff, pursuant to Rule 14a-8(i)(8), agreed not to recommend an enforcement action to the Commission with respect to an omission from an applicants proxy material of a proposal by a shareholder nominating himself for election to the applicants Board of Directors.

Based upon the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if Mr. Hendrickson's proposal is omitted.

Sincerely,
Lloyd G. Davis

Executive Vice President

Chief Operating Officer and Secretary

BALDOR ELECTRIC COMPANY

5711 R.S. Boreham Jr. St.

Fort Smith, AR 72908

(501) 646-4711

ENCLOSURE

November 24, 1999

BALDER ELECTRIC COMPANY

MR. JOHN MCFARLAND, PRESIDENT & CEO

5711 R. S. BOREHAM, JR. STREET

FORT SMITH, AR 72908

Re: Shareholder proposal for May 6, 2000 Annual Meeting

Dear President McFarland:
I hereby request that my name be added to the company's slate of Directors for the company's year 2000 Annual Meeting.

My background consists of having a BS degree in engineering, an MBA degree in finance, am a registered Professional Engineer in the state of Michigan, a commercial loan officer and an active security analyst.

I am looking forward to hearing from you and I feel my background will benefit our company.

Respectfully submitted,
Paul G. Hendrickson, P.E., CCIM

ENCLOSURE

December 11, 1999

BALDER ELECTRIC COMPANY

MR. JOHN MCFARLAND, PRESIDENT & CEO

5711 R.S. BOREHAM, JR. STREET

FORT SMITH, AR 72908

Re: Shareholder proposal for May 6, 2000 annual meeting letter dated November 24, 1999

In answer to the excerpts from the BYLAWS OF BALDER ELECTRIC COMPANY that you mailed me on December 7, 1999 and received by me on December 11, 1999:

11. Qualification of Directors

I was born on March 4, 1939 a shareholder of the corporation and a natural born citizen of the United States.

12. Nomination of Directors

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(a) Nominee:	Paul G. Hendrickson, P.E., CCIM 15508 Heather Ridge Trail Clinton Twp, MI 48038-1667
(b) Principal occupation:	Commercial Real Estate Broker, Security Analysis & Investor
(c) Total shares held by nominee	7,199
Total shares held by nominee's wife	900

Total shares controlled	8,099
(d) Nominating shareholders:	Paul G. Hendrickson 15508 Heather Ridge Trail Clinton Twp, MI 48038-1667 Kathleen M. Hendrickson 15508 Heather Ridge Trail Clinton Twp, MI 48038-1667

(e) Shares owned by nominating Shareholders	Paul Hendrickson	5,733
	Paul & Kathleen Hendrickson (JTWROS)	1,466
	Kathleen Hendrickson	900

		8,099

*3 I hope this completes the information that you will need, if you need anything more please contact me. I do look forward to meeting you in person.

Sincerely,
Paul G. Hendrickson, P.E., CCIM

SEC LETTER

1934 Act / s -- / Rule 14A-8

March 10, 2000

Publicly Available March 10, 2000

Re: Baldor Electric Company

Incoming letter dated December 30, 1999

The submission relates to nominating the proponent for director.

It is unclear whether the submission involves a rule 14a-8 issue or a question of nomination procedures, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that

Baldor Electric may exclude it under rule 14a-8(i)(8) as relating to an election to Baldor Electric's board of directors, and we will not recommend enforcement action to the Commission if Baldor Electric omits the proposal from its proxy materials in reliance on that rule. To the extent the submission involves a question of Baldor Electric's nomination procedures, rule 14a-8 would not be implicated.

Sincerely,

Michael Ferraro

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission'sstaff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2000 WL 340218 (S.E.C. No - Action Letter)

END OF DOCUMENT

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(SEC No-Action Letter)

*1 C-Phone Corporation
Publicly Available June 1, 1999

LETTER TO SEC

May 24, 1999

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

ATTENTION: FILING DESK

Re: C-Phone Corporation

Commission File No. 0-24426

Stockholder Proposal Pursuant to Rule 14a-8

Gentlemen:
Our law firm represents C-Phone Corporation (the "Company"), a New York corporation which is a reporting company under the Securities Exchange Act of 1934 (the "Act").

During the last several months, the Company has received correspondence from Carmen Pinnavaria, who purports to be a shareholder of the Company, in which Mr. Pinnavaria requests that he be nominated for election as a director of the Company. Although Mr. Pinnavaria's initial request was received after the cut- off date for nominations, published in the Company's proxy statement for its 1998 Annual Meeting, the Board of Directors of the Company reviewed and duly considered Mr. Pinnavaria's request at a meeting of the Board of Directors held on April 29, 1999, as if it had been timely submitted. The Board of Directors determined not to put forward Mr. Pinnavaria's nomination and Mr. Pinnavaria was notified thereof by letter of May 5, 1999.

By letter of May 13, 1999, Mr. Pinnavaria responded to the Company in a manner which may be deemed to be a "proposal", as such term is used in Rule 14a- 8(a) under the Act. In essence, Mr. Pinnavaria is proposing that he be elected as a director of the Company.

The Company is in the process of preparing its proxy materials for its 1999 Annual Meeting, and anticipates distributing such materials promptly after the June 10, 1999 record date for such Annual Meeting. The Company intends to exclude Mr. Pinnavaria's proposal from such materials. Such intended exclusion is based upon:
a. Rule 14a-8(i)(8) under the Act, since the proposal relates to an election for membership on the Company's Board of Directors; and
b. Rule 14a-8(e) under the Act, since the proposal was not timely submitted.

Pursuant to Rule 14a-8(j) under the Act, and on behalf of the Company, we have enclosed Mr. Pinnavaria's May 13, 1999 letter to the Company containing what may be considered Mr. Pinnavaria's proposed resolution and a related statement in support thereof, requesting action to be taken at the Company's 1999 Annual Meeting. For the information of the Staff of the Commission, we also have enclosed all of the additional related correspondence between the Company and Mr. Pinnavaria.

If the Staff of the Commission initially disagrees with the Company's position to exclude Mr. Pinnavaria's proposal from the proxy materials for the Company's 1999 Annual Meeting, please contact the undersigned at (212) 984-7764 or Michael Schwamm of our office at (212) 984-7832.

The Company anticipates that definitive copies of its proxy statement and form of proxy for its 1999 Annual Meeting will be filed with the Commission, pursuant to Rule 14a-6(b) under the Act, on or about June 11, 1999. As Mr. Pinnavaria just recently submitted his request to the Company, the Company is unable to comply with the 80 calendar day period specified in Rule 14a- 8(j)(1) under the Act..

*2 In accordance with Rule 14a-8(j)(2) under the Act, six additional copies of this letter and its enclosures are enclosed. In accordance with rule 14a-8(j)(1) under the Act, a copy of this letter and its enclosures is being mailed simultaneously to Mr. Pinnavaria.

Please acknowledge receipt hereof by date-stamping and returning one of the duplicate copies of this letter in the enclosed self-addressed, stamped envelope.

Very truly yours,
Arthur A. Katz

WARSHAW BURSTEIN COHEN SCHLESINGER & KUH, LLP

555 Fifth Avenue • New York, N.Y. 10017

Telephone: (212) 984-7700

ENCLOSURE

May 5, 1999

CARMEN PINNAVARIA

142 BIG OAKS ROAD

CARY ILLINOIS 60133

Dear Mr. Pinnavaria:
Upon receiving your letter of April 10, 1999, I included your letter and your other correspondence in material sent to our directors in connection with their regularly scheduled Board of Directors meeting held on April 29.

Your request for nomination as a director at the 1999 Annual Meeting of Shareholders was considered by our Board. In reviewing your request, our Board considered, among other things, your continuing interest in our Company and your willingness to serve our Company. However, based upon the qualifications and experience of the other nominees for director, your full-time employment which you implied might interfere with your availability to personally attend meetings of the

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Board and its Committees which are held in Wilmington during the regular work-week (a schedule which has been the most convenient for the other directors and provides them the opportunity to periodically view and walk through the Company's operational areas during such time), and other relevant factors, the Board determined not to nominate you for election as a director at the Annual Meeting.

For your information, the current annual compensation paid to our outside directors is a fee of $5,000 and an option to purchase 2,500 shares of our common stock, exercisable at fair market value on the date of grant. I think that you will recognize that such a fee does not materially affect our Company's working capital.

We would like to thank you for your continuing interest in our Company.

Very truly yours,
Paul A. Albritton

Vice President and CFO

ENCLOSURE

April 10, 1999

TO: C-PHONE CORPORATION

6714 NETHERLANDS DRIVE

WILMINGTON, NC 28405

TELEPHONE: (910) 395-6100

E-MAIL: PAULA@C-PHONE.COM

MR. PAUL ALBRITTON

VICE PRESIDENT AND CFO

First and foremost, I thank you for the prompt response you have given to my letter dated April 2nd, 1999.

In response to your request, I am providing you with the following in reference to biographical information and etcetera. I hope that my explanations will be useful for the presentation at the Board meeting the week of April 26th.

Scope:

a) My concerns are with the additional 1,500,000 share agreement with Sovereign Partners and the registration statement filed with the SEC. The prospectus has a very bleak outlook for the survival of C-Phone as a company.

***3** b) Since I have a large position, it is to my best interest to see Cphone be a successful company. Doing so, will enable me to have an excellent opportunity to invest for the long term and make my investment increase in value.

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c) Help to restore investors confidence and the investment community into having trust in management's ability to market video products.

d) I believe that my experience will be an added asset to the success of the company.

Biographical Location:

Cary Illinois is located approximately sixty miles northwest from the Chicago Loop and forty-five miles from O'Hare airport.

Personal Background:

I was born in Italy, in 1946. My father was a U.S. citizen and I have been a resident of the United States for the past thirty -two years.

My education was primarily in Italy (see resume). However, I have achieved many goals as a private investor through a self study of the world economy and market trends.

My profession is that of a product mechanical designer. I have been employed for the past twenty-five plus years, by some of the Fortune 500 corporations.

Experience and Skills:

I am presently employed by Motorola, as a Product Staff Designer. I have been employed there for the last fourteen years. (see resume)

Personal Commitment:

Since my employment is on a full time basis with Motorola, I will do my best to devote the necessary time and energy to serve C-Phone. Perhaps utilizing your latest state of the art video conferencing. Therefore, saving time and travel expenses.

Share ownership:

As of this date I currently own 30,000 shares of C-Phone. Consisting of 20,000 shares owned solely by Carmen Pinnavaria Revocable Trust and 10,000 are owned by Maureen Garcia Revocable Trust of which I Carmen Pinnavaria, have full Power of Attorney.

Compensation:

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If nominated, I choose to be compensated by shares of C-Phone upon a mutual agreement. This will save working capital as it is badly needed. Also to be reimbursed for out of pocket expenses incurred in connection with the service as a director. Also, participate in the stock option plan.

Personal Information:

The information has been provided for internal company use only. Any disclosure for the Annual Shareholders meeting should be agreed by both parties.

In closing, I would like to thank you for the opportunity to present my request to serve on the Board of Directors. Should you require any further information, please feel free to contact me.

Regards,
Carmen Pinnavaria

ENCLOSURE

April 6, 1999

CARMEN PINNAVARIA

142 BIG OAKS ROAD

CARY ILLINOIS 60133

Dear Mr. Pinnavaria:
First, I would like to apologize for not having your letter of March 4, 1999 answered promptly. We value our shareholders, and our relations with them. However, on rare occasion, and as various pressures arise, mistakes occur and your original letter of March 4 inadvertently was temporarily waylaid.

***4** As you may know from reading the proxy statement for last year's Annual Meeting, the Board of Directors does not have a separate nominating committee. Such proxy statement explained that the Board of Directors will consider nominees recommended by shareholders for election as director at the 1999 Annual Meeting, provided that any such recommendation is submitted to the Board by February 28, 1999, accompanied by a description of the proposed nominee's qualifications and other relevant biographical information and the consent of the proposed nominee to serve, if nominated and elected.

Although your original request to be considered as a nominee for director was received after February 28 (it was dated March 4), I will endeavor to include your request and any additional information which you timely furnish to me in the packet of information I am preparing for the directors in connection with its next Board meeting scheduled for the week of April 26.

Although I am not a director of our Company, and do not know all of the procedures which the Board undergoes in determining to nominate directors, I believe that the Board, as with most boards of directors of public companies, considers the qualifications of the individual, his or her willingness and ability to devote the necessary time and energy to Company matters, the individual's previous experience, if any, on the board of a company, and special skills and experience possessed by the individual which are needed by the Company and which complement the skills and experience of the Company's other directors.

For example, one of the Company's outside directors has had substantial marketing and sales experience, another of our outside directors has had substantial experience in managing engineering development and our third outside director has had substantial experience in financial matters and in supervising the operations of various companies at all levels. Any information which you can furnish, along with your resume, to set forth your background and experience and how they may compliment the skills and experience of our present directors would be helpful in giving the fullest consideration to your request.

On another note, I am sorry that you believe that our Company's press releases have misled investors. In preparing such releases, we diligently attempt to be accurate and not to mislead. However, we cannot predict or control how our press releases impact the financial marketplace. As in the case of many technically oriented companies, including ours, which do not have significant public float, daytraders and short sellers sometimes take advantage of the situation.

Very truly yours,
Paul H. Albritton

Vice President and CFO

ENCLOSURE

April 2, 1999

TO: C-PHONE CORPORATION

6714 NETHERLANDS DRIVE

WILMINGTON, NC 28405

TELEPHONE: (910) 395-6100

E-MAIL: CPHONE@CPHONE.COM

TO: MANAGEMENT AND BOARD OF DIRECTORS

DANIEL P. FLOHR

CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE

*5 OFFICER AND PRESIDENT

TINA L. JACOBS

STUART E. ROSS

SEYMOUR L. GARTENBERG

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DR. DONALD S. MCCOY

E. HENRY MIZE

It is most disturbing and unprofessional that you have not replied to my letter dated on March 4, 1999. I deeply regret the decision I have made to have invest in Cphone.

The investment community has lost confidence in the management's ability to market video products. You have introduced to the market and the investment community three products, only to have seen them drop from being marketed.Cphone for home, video for PC users and finally, ITV. It's going to be dificult for investors to make long term investment in Cphone, due to management track record. Your latest Business News Wire, released on March 12, 1999, indicated just that. Only the daytraders and marketmakers are making money by pumping the stock and then shorting.

With my large position, it is to my best interest to see Cphone be a company with an excellent opportunity to invest for the long term. It is imperative that investors understand and have trust in management's ability to market video products.

Shortly, I will request the transfer agent the latest shareholders list. I will post messages on "Yahoo.com" Cphone board for their support. I will be soliciting shareholders to nominate Carmen Pinnavaria for a position on the Board of Directors. I believe that my experience will be an added asset to the success of the company.

Your press releases have misled investors, therefore, I am determined to do whatever it takes to make Cphone a company with a great future, therefore making my investment increase in value.

I am confident that we can resolve this issue without the intervetion of legal counsel which is costly to both of us.

Regards,
Carmen Pinnavaria

ENCLOSURE

March 4, 1999

TO: C-PHONE CORPORATION

6714 NETHERLANDS DRIVE

WILMINGTON, NC 28405

TELEPHONE: (910) 395-6100

E-MAIL: CPHONE@CPHONE.COM

TO: MANAGEMENT AND BOARD OF DIRECTORS

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DANIEL P. FLOHR

CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE

OFFICER AND PRESIDENT

TINA L. JACOBS

STUART E. ROSS

SEYMOUR L. GARTENBERG

DR. DONALD S. MCCOY

E. HENRY MIZE

I have been a Cphone shareholder since Aug. 1997, and have seen the price of Cphone go up and down like a roller-coaster. I purchased these shares as a long term investment because I believed in your management ability to market video products. Since the announcement in May of 1998, of the introduction of "ITV", the only issue left, was the distribution for new product, but hence, nothing has transpired.

Since May of 1998, I have taken a major position in Cphone, only to see the investment go nowhere but down and the only investors making money are the "Daytraders" and "Marketmakers". At the price of $2 3/4 I will incur a substantial LOSS when my average price is about $ 8.00 on 30K shares. It is in my best interest to see Cphone become a company with a bright future. The combination of video Box and Internet TV, ICTV or IVTV by Cphone in one, is the future due to wideband availability thru cable in the homes soon.

***6** The latest developments in Cphone, and having a large position, I here by request Management and the Board of Directors to consider my name for the nomination of Director. I believe that my background (see below) will be an added asset to the success of Cphone.

Background: Born in Italy in 1946 (52)

20+ years of experience in investing and self study of world economy and trends.

25+ years as product designer for some of the Fortune 500 US corporations.

Currently employed by Motorola, where I have been for the past 14 years as a Product Staff designer.

Regards,
Carmen Pinnavaria

SEC LETTER

1934 Act / s -- / Rule 14A-8

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June 1, 1999

Publicly Available June 1, 1999

Re: C-Phone Corporation

Incoming letter dated May 24, 1999

The submission relates to nominating a specific individual for director.

It is unclear whether the submission involves a rule 14a-8 issue or a question of nomination procedures, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view the C-Phone may exclude it under rule 14a-8(i)(8) as relating to an election to C-Phone's board of directors, and we will not recommend enforcement action to the Commission if C-Phone omits the proposal from its proxy materials in reliance on that rule. In reaching this position, we have not found it necessary to address the alternative basis for omission upon which C-Phone relies. To the extent the submission involves a question of C-Phone's nomination procedures, rule 14a-8 would not be implicated.

Sincerely,

Carolyn Sherman

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

*7 It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations

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reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

1999 WL 350039 (S.E.C. No - Action Letter)

END OF DOCUMENT

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(SEC No-Action Letter)

*1 Datron Systems Incorporated
Publicly Available March 29, 1999

LETTER TO SEC

February 22, 1999

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450-5TH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Datron Systems Incorporated

Ladies and Gentlemen:

This letter is submitted on behalf of Datron Systems Incorporated (the "Company") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This letter gives notice that the Company intends to omit from its proxy statement and form of proxy for its 1999 annual meeting of stockholders (the "1999 Proxy Materials"), a proposal and statement in support submitted by F. Morgan Paul (the "Paul Proposal"). The Company's 1999 annual meeting of stockholders is scheduled for August 1999 and the Company intends to circulate proxy materials in July 1999.

Concurrent with the filing of this letter with the Securities and Exchange Commission (the "Commission"), the Company is advising Mr. Paul of its intention to omit the Paul Proposal from the Company's 1999 Proxy Materials.

The Company requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended to the Commission if the Company omits the Paul Proposal from its 1999 Proxy Materials.

The Company's shares of Common Stock are registered under Section 12(g) of the Exchange Act and are publicly traded on the Nasdaq National Market. The Company's Board of Directors is currently comprised of eight individuals, each of whom was elected by the Company's stockholders at its last annual meeting of stockholders held August 5, 1998.

A. The Paul Proposal

The Paul Proposal was received by the Company on February 4, 1999. The Paul Proposal consists of: (a) a statement by F. Morgan Paul of his intention to nominate four individuals for election to the Board of Directors of the Company and (b) a request that this slate of nominees be included in the Company's 1999 Proxy Materials. Mr. Paul has not addressed any other issues in the Paul Proposal. A copy of the Paul Proposal is attached to this letter.

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B. Analysis

Rule 14a-8(i)(8) of the Exchange Act states that a company may exclude a stockholder proposal from its proxy materials if "the proposal relates to an election for membership on the company's board of directors or analogous governing body." The only proposal submitted to the Company in the Paul Proposal is the nomination of four individuals for election to the Company's Board of Directors. On its face, the Paul Proposal falls squarely within the parameters of Rule 14a-8(i)(8). We feel that Rule 14a-8(i)(8) permits the Company to exclude the Paul Proposal from the Company's 1999 Proxy Materials.

The Staff has consistently taken the position that proposals similar to the Paul Proposal may be excluded by Rule 14a-8(i)(8).

*2 Rule 14a-8(i)(8) has recently been revised. It was previously promulgated as Rule 14a-8(c)(8). The Staff has noted that this revision was made not to change the substance of the rule, but to clarify that the rule addresses only membership on a company's Board of Directors. See Bull & Bear U.S. Government Securities Fund, Inc. (publicly available July 16, 1998). Accordingly, we feel that the Staff's comments on former Rule 14a-8(c)(8) remain as a valuable resource in interpreting Rule 14a-8(i)(8).

In Interim Services Inc. (publicly available December 15, 1998), the Staff agreed to not recommend enforcement action to the Commission with respect to the applicant's omission from its proxy materials of a proposal by a stockholder nominating himself for election to the applicant's Board of Directors. The Staff felt that this proposal could be omitted pursuant to Rule 14a-8(i)(8).

In Bull & Bear, supra, the Staff considered former Rule 14a-8(c)(8) with respect to the omission by the applicant of a stockholder proposal nominating a specific individual for election to the applicant's Board of Directors. In agreeing not to recommend enforcement action to the Commission, the Staff commented that Rule 14a-8 should not be used by stockholders to promote election contests.

Finally, in Dow Jones & Company, Inc. (publicly available January 31, 1996) the Staff considered the applicant's decision to omit a proposal requiring that an officer of a labor union be elected to a position on the applicant's Board of Directors. This proposal was submitted by a labor union representing some of the applicant's employees. The Staff noted that "the proposal calls for a particular person or persons from a specified group to fill the new [board] position." Again, the Staff agreed not to recommend enforcement action to the Commission on the basis of former Rule 14a-8(c)(8).

C. Conclusion

The Paul Proposal calls for a group of specified individuals to be elected to the Company's 1999 Board of Directors. The only purpose for this proposal is the election of the specified individuals to the Company's Board of Directors. We feel that Rule 14a-8(i)(8) addresses exactly this issue. We feel that Rule 14a-8(i)(8) permits the Company to exclude the Paul Proposal from its 1999 Proxy Materials.

Each of the three Staff decisions outlined above clearly sets forth the rationale

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underlying Rule 14a-8(i)(8) (and its predecessor Rule 14a- 8(c)(8)). Simply put, the stockholder proposal structure provided in Rule 14a-8 is not the proper mechanism to conduct an election contest.

For the reasons set forth above, the Company feels that it may properly omit the Paul Proposal from its 1999 Proxy Materials pursuant to Rule 14a- 8(i)(8). The Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Paul Proposal is omitted.

Should the Staff have any questions or require further information, please do not hesitate to contact the undersigned at (415) 772-6052.

*3 Yours truly,
Timothy Hoxie

HELLER EHRMAN WHITE & MCAULIFFE

333 Bush Street

San Francisco

California 94104-2878

Telephone: (415) 772-6000

SEC LETTER

1934 Act / s -- / Rule 14A 8

March 29, 1999

Publicly Available March 29, 1999

Re: Datron Systems Incorporated

Incoming letter dated February 22, 1999

The proposal nominates four individuals for a position on Datron Systems' board of directors.

There appears to be some basis for your view that Datron Systems may exclude the proposal under rule 14a-8(i)(8) as relating to an election for membership on its board of directors. Accordingly, we will not recommend enforcement action to the Commission if Datron Systems omits the proposal from its proxy materials in reliance on that rule.

Sincerely,

Theresa Regan

Attorney-Advisor

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DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

1999 WL 176946 (S.E.C. No - Action Letter)

END OF DOCUMENT

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(SEC No-Action Letter)

*1 Interim Services Inc.
Publicly Available December 15, 1998

LETTER TO SEC

November 16, 1998

SECURITIES AND EXCHANGE COMMISSION

OFFICE OF CHIEF COUNSEL

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Interim Services Inc.

Ladies and Gentlemen:

This letter is submitted on behalf of Interim Services Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to give notice of the Company's intention to omit from its proxy statement and form of proxy (the "1999 Proxy Materials") for the Company's Annual Meeting of Stockholders scheduled to be held in May 1999, two proposal and a statement in support thereof (the "Stockholder Proposals") submitted by Vivik Satsangi (the "Proponent") by letter dated October 12, 1998. Concurrently with the filing of this letter with the Securities and Exchange Commission (the "Commission"), the Company is notifying the Proponent, pursuant to Rule 14a-8(j) under the Exchange Act, of its intention to omit the Stockholder Proposals from the Company's 1999 Proxy Materials.

The Company respectfully requests the concurrence of the Staff of the Division of Corporate Finance (the "Staff") that no enforcement action will be recommended to the Commission if the Company omits the Stockholder Proposals from its 1999 Proxy Materials.

The Company's shares of Common Stock are registered under Section 12(b) of the Exchange Act and are publicly-traded over the New York Stock Exchange (the "NYSE"). The Company's Board of Directors currently is comprised of seven Directors, each of whom was elected by the Company's stockholders at the last Annual Meeting of Stockholders held May 7, 1998. Six of the Directors are deemed to be "non-interested" Directors of the Company within the meaning of the applicable rules of the NYSE.

The Stockholder Proposals are as follows:

"Proposal 1. Establish an employee position on the board of directors

As a provider of staffing services, our major assets are our employees. They walk out the door every evening and we only retain them to the extent that we can keep ourselves an employee-focused company. We can do this by having an employee-oriented vision of the company at all levels; and by keeping employee satisfaction

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as our number one objective from the top levels on down. We can better our understanding of our employees and therefore be more effective in hiring and motivating our employees by always keeping them in mind. Therefore, I wish to propose that we establish a position on the board of directors that is reserved for a non-corporate, non-branch management employee of our company. The person in this position will be able to advance the goals of the shareholders as a shareholder himself or herself, and also in the long term by ensuring the happiness of our employees.

This move will establish Interim as a company that is serious about hiring the right kind of employees, i.e. ones that wish to grow along with the company. It will also ensure that the voices of our customers (which we hear best through our employees who work on their sites) and the voices of our employees will be heard at the top levels. It will establish the company as very forward thinking in the minds of all employees and potential employees, just as the company won kudos for its progressive policy of providing loans to senior officers for purchase of company stock.

***2** This proposal will doubtless result in better bottom line results for the owners of the company."

"Proposal 2. Elect Vivek Satsangi to the board of directors

I nominate myself, Vivek Satsangi, for the position of director.

I am a shareholder of the company, and a very large proportion of my net worth is invested in Interim. I am also an employee of the company. Thus, its success is crucial to my happiness. I have a good rapport with all the employees of the company that I interact with. I am sensitive to the needs of all employees and have the judgment necessary to balance opposing ones. I have the good ideas that the directors will need to improve the company and the communication skills necessary to help the senior staff understand the employees. I lead a team of five contract employees at our client's site. Therefore, I have a good perspective on their interactions with their own contract houses, our competitors. My educational background in technology helps me keep abreast of the latest employment trends and my business courses have given me a good perspective on how to convert all of this into results for shareholders."

We believe that the Stockholder Proposals may properly be omitted from the 1999 Proxy Materials pursuant to Rule 14a-8 (i)(8) under the Exchange Act because they relate to "election for membership on the [C]ompany's board of directors or analogous governing body."

The Staff has permitted the exclusion of stockholder proposals relating to the creation of a position on a company's board of directors for an individual from a designated class or group, as well as the election of specific individuals to a board of directors. Further, the Staff has consistently taken the position that the submission of a stockholder proposal under Rule 14a-8 is not the proper way to conduct a campaign relating to the election of a director. In Dow Jones & Company (available January 31, 1996), the Staff stated that a proposal to include a non-voting seat for the president of the Independent Association of Publisher's Employees on the company's Board of Directors could properly be omitted under Rule 14a-8(c)(8) (which is the predecessor rule to Rule 14a-8 (i)(8) under the Exchange Act) on the basis that because "the proposal calls for a particular person or persons from a specified group to fill the new position, the proposal relates to

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the election of such person."

In AT&T (available January 11, 1991) the Staff stated that a proposal that a company nominate for election to its board of directors either the presidents of the Communications Workers of America and the International Brotherhood of Electrical Workers or two other national union officials representing AT&T employees could be omitted under Rule 14a-8(c) (8) because the requirement that a particular person or persons from a specified group be included in management's slate of nominees relates to the election of those persons. In AT&T, the Staff reiterated that the principal purpose of Rule 14a-8 (c) (8) (the predecessor rule to Rule 14a-8 (i) (8))is to make clear, with respect to corporate elections, that Rule 14a-8 (c) (8) is not the proper means for conducting campaigns for the election of directors.

*3 In Bank of Montana System (available April 8, 1982) and, most recently, in Bull and Bear U.S. Government Securities Fund, Inc. (available July 16, 1998), the Staff stated explicitly that "the shareholder proposal process was not the proper means for conducting election contests, since other sections of the proxy rules, particularly Rule 14a-11, were specifically designed to handle such matters."

Accordingly, stockholder proposals that call for the creation of a position on the Company's Board of Directors and the election of the Proponent to fill such position are clearly related to "elections to office" under Rule 14a-8 (i) (8) and, consequently, we are of the opinion that they may be omitted by the Company from the Company's 1999 Proxy Materials.

Further, Rule 14a-8(c) under the Exchange Act provides that "a shareholder may submit only one proposal to a company for a particular shareholder meeting. "Accordingly, although we believe that it is clear that the Company may exclude both proposals submitted by the Proponent on the basis of Rule 14a-8(i) (8), we also respectfully submit that the Proponent has violated the procedural requirements of Rule 14a-8 because more than one proposal was requested to be included in Company's 1999 Proxy Materials.

Based upon the foregoing, on behalf of the Company, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Stockholder Proposals from its 1998 Proxy Materials in reliance on Rules 14a-8 (i) (8) and 14a-8 (c) under the Exchange Act.

Enclosed herewith are six copies of this letter and the Proponent's Stockholder Proposals pursuant to Rule 14a-8 (j) (2) under the Exchange Act. Please acknowledge receipt of this request by stamping the enclosed duplicate copy of this letter and returning it to the undersigned in the stamped, pre- addressed envelope provided. Please call the undersigned at (305) 789-8985 with any question regarding this matter.

Very truly yours,
Andrew Hulsh

BAKER & MCKENZIE

1200 Brickell Avenue

19th Floor

Miami, Florida 33131

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Telephone (305) 789-8900

ENCLOSURE

October 12, 1998

JOHN B. SMITH, SECRETARY

INTERIM SERVICES, INC.

2050 SPECTRUM BOULEVARD

FORT LAUDERDALE, FL 33309

Sir,

Ms. Deirdre Skolfield referred me to you. I am the direct and beneficial owner of more than 353 shares of Interim Services, Inc. common stock. I acquire more every quarter through the employee stock purchase plan, of which I have been a participant since inception. I am an employee of the company with the Rochester branch of the Interim Consulting Group.

I am submitting two proposals, which I hope that you will kindly bring before the shareholders at our next Annual Meeting, to be held in May or June 1999. I also urge you, as a shareholder and an employee of the company, to support the proposals. Please give me your help and guidance in framing these proposals in a presentable form. I am sure that your tremendous experience in this area will be a great help. Please modify the text and send it back to me as you deem fit.

Proposal 1. Establish an employee position on the board of directors

***4** As a provider of staffing services, our major assets are our employees. They walk out the door every evening and we only retain them to the extent that we can keep ourselves an employee-focused company. We can do this by having an employee-oriented vision of the company at all levels; and by keeping employee satisfaction as our number one objective from the top levels on down. We can better our understanding of our employees and therefore be more effective in hiring and motivating our employees by always keeping them in mind. Therefore, I wish to propose that we establish a position on the board of directors that is reserved for a non-corporate, non-branch management employee of our company. The person in this position will be able to advance the goals of the shareholders as a shareholder himself or herself, and also in the long term by ensuring the happiness of our employees.

This move will establish Interim as a company that is serious about hiring the right kind of employees, i.e. ones that wish to grow along with the company. It will also ensure that the voices of our customers (which we hear best through our employees who work on their sites) and the voices of our employees will be heard at the top levels. It will establish the company as very forward thinking in the minds of all employees and potential employees, just as the company won kudos for its progressive policy of providing loans to senior officers for purchase of company stock.

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This proposal will doubtless result in better bottom line results for the owners of the company.

Proposal 2. Elect Vivek Satsangi to the board of directors

I nominate myself, Vivek Satsangi, for the position of director.

I am a shareholder of the company, and a very large proportion of my net worth is invested in Interim. I am also an employee of the company. Thus, its success is crucial to my happiness. I have a good rapport with all the employees of the company that I interact with. I am sensitive to the needs of all employees and have the judgment necessary to balance opposing ones. I have the good ideas that the directors will need to improve the company and the communication skills necessary to help the senior staff understand the employees. I lead a team of five contract employees at our client's site. Therefore, I have a good perspective on their interactions with their own contract houses, our competitors. My educational background in technology helps me keep abreast of the latest employment trends and my business courses have given me a good perspective on how to convert all of this into results for shareholders.

Sincerely,
Vivek Satsangi

SEC LETTER

1934 Act / s -- / Rule 14A-8

December 15, 1998

Publicly Available December 15, 1998

Re: Interim Services Inc.

Incoming letter dated November 16, 1998

The first proposal establishes a position on the board of directors that is reserved for a non-corporate, non-branch management employee of Interim Services. The second proposal nominates the proponent for the position of director.

*5 The Division is unable to concur in your view that Interim Services may exclude the proposals under rule 14a-8(f). While it appears that the proponent may have exceeded the one-proposal limitation in rule 14a-8(c), it appears that Interim Services did not request that the proponent reduce the proposals as required by rule 14a-8(f). Accordingly, it is the Division's view that Interim Services may not rely on rules 14a-8(c) and 14a-8(f) to omit the proposals from its proxy materials.

The Division is unable to concur in your view that Interim Services may exclude the first proposal under rule 14a-8(i)(8). We note that the first proposal relates to the qualification of directors and procedures for their election. Accordingly,

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it is the Division's view that Interim Services may not rely on rule 14a-8(i)(8) to omit the first proposal from its proxy materials.

There appears to be some basis for your view that Interim Services may exclude the second proposal under rule 14a-8(i)(8) as relating to an election to office. Accordingly, the Division will not recommend enforcement action to the Commission if Interim Services omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Carolyn Sherman

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

1998 WL 879567 (S.E.C. No - Action Letter)

END OF DOCUMENT

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 23, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alcoa Inc.
Incoming letter dated November 25, 2002

The submission nominates an individual for membership on Alcoa's board of directors.

It is unclear whether the submission involves only a rule 14a-8 issue, or, also questions regarding nomination procedures, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Alcoa may exclude it under rule 14a-8(i)(8) as relating to an election to Alcoa's board of directors, and we will not recommend enforcement action to the Commission if Alcoa omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). To the extent the submission involves a question of Alcoa's nomination procedures, rule 14a-8 would not be implicated.

Sincerely,

Grace K. Lee
Special Counsel